SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 23, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated September 23, 2007 re: Partner Communications announces it received a lawsuit requesting certification as a class action.

PARTNER COMMUNICATIONS ANNOUNCES IT
RECEIVED A LAWSUIT REQUESTING CERTIFICATION
AS A CLASS ACTION

ROSH HA’AYIN, Israel, September 23, 2007 – Partner Communications Company Ltd. (“Partner”) (Nasdaq and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, announced that it was served on Thursday, September 20, 2007, with a lawsuit requesting certification as a class action, filed against Partner and against two other cellular operators in Israel (the “Defendants”), in the District Court of Jerusalem, by plaintiffs claiming to be subscribers of the Defendants. The claim alleges that the Defendants charged consumers unlawfully, for SMS messages sent to handsets which cannot receive such messages. Furthermore, the claim alleges that the Defendants misled consumers who sent such messages, as those consumers received an alert notifying that those messages were sent.

If the lawsuit is certified as a class action, the total amount claimed from the Defendants is estimated by the plaintiffs to be approximately NIS 182 million (for all Defendants together).

Partner will contest this lawsuit vigorously. At this preliminary stage, Partner is considering the merits of the claim and is unable to assess the extent of the validity of the claim against it.

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About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.733 million subscribers in Israel (as of June 30, 2007). The Company launched its 3G service in 2004. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and the London Stock Exchange. Its shares are also traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR; LSE: PCCD).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Macau, Israel, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3" and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information, see www.htil.com.

For more information about Partner, see www.investors.partner.co.il

Contacts:
Mr. Emanuel Avner		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	dan.eldar@orange.co.il

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: September 23, 2007

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